Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
PROFIT WARNING

The Board wishes to inform shareholders of the Company and investors that the Company expects the consolidated results of the Group for the year ended 31st December, 2005 will be materially adversely affected principally by an operating loss of Zhonghua sedan and a possible provision for impairment of intangible assets, resulting from the general production overcapacity and intensified price competition of the PRC automobile industry during the year.
Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) wishes to inform shareholders of the Company and investors that the Company expects that the consolidated results of the Company and its subsidiaries (together the “Group”) for the year ended 31st December, 2005 will be materially adversely affected by general production overcapacity and intensified price competition of the automobile industry of the People’s Republic of China (“PRC” or “China”) during the year. The Group is engaged in the manufacture and sale of automobiles, including minibuses and sedans, and automotive components in the PRC. As stated in the interim report of the Group for the six months ended 30th June, 2005, the PRC automobile industry continued to be adversely affected by general production overcapacity, falling automobile prices and increasing competition. The difficult market conditions are exacerbated by the rising global fuel prices, which have impacted petrol prices in China. In addition, potential regulatory measures also increase the costs of owning a vehicle in China. Furthermore, the continued low sales volume of the Zhonghua sedan resulted in an operational loss for the Zhonghua sedan business and the Board is considering making a possible provision for impairment of intangible assets relating to the development of the Zhonghua sedan. In the circumstances, the Board believes that the consolidated results of the Group for the year ended 31st December, 2005 will be materially adversely affected.
As the Group’s consolidated results for the year ended 31st December, 2005 have not yet been finalized, the Board is not in a position to quantify precisely the extent of the financial impact at this time. The Company expects to announce its audited consolidated results for the year ended 31st December, 2005 by the end of April 2006.
Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Qi Yumin, Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang; one non-executive director, Mr. Wu Yong Cun; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 3rd March, 2006

* for identification purposes only
March Exhibit 99.1